FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso adjuvant receives positive CHMP opinion

26 April 2021 07:05 BST

Tagrisso recommended for approval in the EU by CHMP for the adjuvant treatment of patients with early-stage EGFR-mutated lung cancer

Opinion based on unprecedented results from the ADAURA Phase III trial where Tagrisso reduced the risk of disease recurrence or death by 80%

AstraZeneca's Tagrisso (osimertinib) has been recommended for marketing authorisation in the European Union for the adjuvant treatment of adult patients with early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) after complete tumour resection with curative intent. If approved, Tagrisso will be indicated for EGFRm patients whose tumours have exon 19 deletions or exon 21 (L858R) mutations.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the ADAURA Phase III trial. In the trial, Tagrisso demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the primary analysis population of patients with Stage II and IIIA EGFRm NSCLC, and in the overall trial population of patients with Stage IB-IIIA disease. These results were published in The New England Journal of Medicine.

While up to 30% of all patients with NSCLC may be diagnosed early enough to have surgery with curative intent, recurrence is still common in early-stage disease. Historically, nearly half of patients diagnosed in Stage IB, and over three quarters of patients diagnosed in Stage IIIA, have experienced recurrence within five years.1-3

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "With no targeted treatment options currently available for early-stage lung cancer patients after surgery in the EU, recurrence rates remain unacceptably high. This positive recommendation is a vital step towards introducing a targeted treatment option for these patients for the first time. It also reinforces the urgency to test all lung cancer patients for tumour mutations before making any treatment decisions to ensure that as many patients as possible can benefit from innovative therapies, like Tagrisso, when they become available."

Tagrisso is approved to treat early-stage lung cancer in more than fifteen countries, including the US and China, and additional global regulatory reviews are ongoing. Tagrisso is also approved for the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC and for the treatment of locally advanced or metastatic EGFR T790M mutation-positive NSCLC in the EU, the US, Japan, China and many other countries.

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.4 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.5 The majority of NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.1-2 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.6-7

For patients with resectable tumours, the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.3

Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.8-10 These patients are particularly sensitive to treatment with an EGFR-tyrosine kinase inhibitor (TKI) which blocks the cell-signalling pathways that drive the growth of tumour cells.11

ADAURA
ADAURA is a randomised, double-blind, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II and IIIA EGFRm NSCLC following complete tumour resection and adjuvant chemotherapy as indicated. Patients were treated with Tagrisso 80mg once-daily oral tablets or placebo for three years or until disease recurrence.

The trial enrolled patients in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was DFS in Stage II and IIIA patients and a key secondary endpoint was DFS in Stage IB, II and IIIA patients.

The data readout was originally anticipated in 2022. In April 2020, an Independent Data Monitoring Committee recommended for the trial to be unblinded two years early based on a determination of overwhelming efficacy. Investigators and patients continue to participate and remain blinded to treatment. The trial will continue to assess overall survival.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with clinical activity against central nervous system metastases. Tagrisso (40mg and 80mg once-daily oral tablets) has been used to treat approximately 250,000 patients across indications worldwide and AstraZeneca continues to explore Tagrisso as a treatment for patients across multiple stages of EGFRm NSCLC.

In Phase III trials, Tagrisso is being tested in the Stage III locally advanced unresectable setting (LAURA), in the neoadjuvant resectable setting (NeoADAURA) and in combination with chemotherapy (FLAURA2). AstraZeneca is also researching ways to address tumour mechanisms of resistance through the SAVANNAH and ORCHARD Phase II trials, which test Tagrisso given concomitantly with savolitinib, an oral, potent and highly selective MET TKI, as well as other potential new medicines.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, stages of disease, lines of therapy and modes of action. These medicines include Tagrisso (osimertinib), Imfinzi (durvalumab), Enhertu (trastuzumab deruxtecan), datopotamab deruxtecan and savolitinib.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

References
1. Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
2. Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:196-8.
3. Pignon et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol 2008;26:3552-3559.
4. World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed March 2021.
5. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed March 2021.
6. Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process?. Journal of Thorac Onc. 2016:8;S494-S497.
7. LUNGevity Foundation. Screening and Early Detection. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection. Accessed March 2021.
8. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
9. Keedy V.L., et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
10. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
11. Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 April 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary